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Exhibit 99.2

STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2015	December 31, 2014

Assets
Current assets
Cash		$2,603	$2,036
Accounts receivable	3	151,816	199,745
Deferred financial assets	15	182,713	215,706
Other current assets		9,827	8,241

		346,959	425,728

Property, plant and equipment:
Oil and natural gas properties (full cost method)	4	2,559,288	2,632,474
Other capital assets, net	4	20,927	20,591

Property, plant and equipment		2,580,215	2,653,065

Goodwill		640,551	624,390
Deferred income tax asset		488,177	348,117
Deferred financial assets	15	–	30,997

Total Assets		$4,055,902	$4,082,297

Liabilities
Current liabilities
Accounts payable	6	$337,537	$351,006
Dividends payable		10,309	18,516
Current portion of long-term debt	7	104,430	98,933
Deferred income tax liability		34,495	50,805
Deferred financial credits	15	36,731	10,826

		523,502	530,086

Deferred financial credits	15	–	2,396
Long-term debt	7	1,170,377	1,037,997
Asset retirement obligation	8	295,162	288,692

		1,465,539	1,329,085

Total Liabilities		1,989,041	1,859,171

Shareholders' Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: March 31, 2015 – 206 million shares December 31, 2014 – 206 million shares	14	3,125,895	3,120,002
Paid-in capital	14	48,554	46,906
Accumulated deficit		(1,379,825)	(1,039,260)
Accumulated other comprehensive income/(loss)		272,237	95,478

		2,066,861	2,223,126

Total Liabilities & Equity		$4,055,902	$4,082,297

Contingencies	16

See accompanying notes to the Condensed Consolidated Financial Statements

24      ENERPLUS 2015 Q1 REPORT

Condensed Consolidated Statements of Income/(Loss) and
Comprehensive Income/(Loss)

Three months ended March 31 (CDN$ thousands) unaudited	Note	2015	2014

Revenues
Oil and natural gas sales, net of royalties	9	$204,960	$407,740
Commodity derivative instruments gain/(loss)	15	50,398	(32,597)

		255,358	375,143

Expenses
Production taxes		10,813	19,872
Operating		87,727	79,857
Transportation		26,483	22,333
General and administrative	10	32,080	29,123
Depletion, depreciation, amortization and accretion		132,350	132,180
Asset impairment	5	267,611	–
Interest	11	17,033	15,179
Foreign exchange (gain)/loss	12	104,202	1,469
Other expense/(income)		8,612	2,912

		686,911	302,925

Income/(loss) before taxes		(431,553)	72,218
Current income tax expense/(recovery)	13	63	7,678
Deferred income tax expense/(recovery)	13	(138,410)	24,503

Net Income/(loss)		$(293,206)	$40,037

Other Comprehensive Income/(loss)
Changes due to marketable securities (net of tax)
Unrealized gain/(loss)		–	(145)
Realized (gain)/loss reclassified to net income		–	2,503
Change in cumulative translation adjustment		176,759	45,644

Other Comprehensive Income/(loss)		176,759	48,002

Total Comprehensive Income/(loss)		$(116,447)	$88,039

Net income/(loss) per share
Basic	14	$(1.42)	$0.20
Diluted	14	$(1.42)	$0.19

See accompanying notes to the Condensed Consolidated Financial Statements

ENERPLUS 2015 Q1 REPORT      25

Condensed Consolidated Statements of Changes
in Shareholders' Equity

Three months ended March 31 (CDN$ thousands) unaudited	2015	2014

Share Capital
Balance, beginning of year	$3,120,002	$3,061,839
Stock Option Plan – cash	2,571	6,138
Share-based compensation – settled	3,095	–
Stock Option Plan – exercised	227	1,012
Stock Dividend Plan	–	12,781

Balance, end of period	$3,125,895	$3,081,770

Paid-in Capital
Balance, beginning of year	$46,906	$38,398
Share-based compensation – settled	(3,095)	–
Stock Option Plan – exercised	(227)	(1,012)
Share-based compensation – non-cash	4,970	2,952

Balance, end of period	$48,554	$40,338

Accumulated Deficit
Balance, beginning of year	$(1,039,260)	$(1,117,238)
Net income/(loss)	(293,206)	40,037
Dividends	(47,359)	(54,935)

Balance, end of period	$(1,379,825)	$(1,132,136)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$95,478	$(50,697)
Changes due to marketable securities (net of tax)
Unrealized gain/(loss)	–	(145)
Realized (gain)/loss reclassified to net income	–	2,503
Change in cumulative translation adjustment	176,759	45,644

Balance, end of period	$272,237	$(2,695)

Total Shareholders' Equity	$2,066,861	$1,987,277

See accompanying notes to the Condensed Consolidated Financial Statements

26      ENERPLUS 2015 Q1 REPORT

Condensed Consolidated Statements of Cash Flows

Three months ended March 31 (CDN$ thousands) unaudited	Note	2015	2014

Operating Activities
Net income/(loss)		$(293,206)	$40,037
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion		132,350	132,180
Asset impairment	5	267,611	–
Changes in fair value of derivative instruments	15	87,499	6,809
Deferred income tax expense/(recovery)	13	(138,410)	24,503
Foreign exchange (gain)/loss on debt and working capital	12	88,014	10,987
Share-based compensation	14	4,970	2,952
Amortization of debt issue costs		240	246
Asset divestments (gain)/loss		–	2,798
Derivative settlement of foreign exchange swaps		(39,904)	–
Asset retirement obligation expenditures	8	(3,890)	(4,292)
Changes in non-cash operating working capital	17	25,822	(75,810)

Cash flow from operating activities		131,096	140,410

Financing Activities
Proceeds from the issuance of shares	14	2,571	6,138
Cash dividends	14	(47,359)	(42,154)
Change in bank credit facility		45,820	(30,570)
Derivative settlement of foreign exchange swaps		39,904	–
Changes in non-cash financing working capital		(8,207)	101

Cash flow from financing activities		32,729	(66,485)

Investing Activities
Capital and office expenditures		(167,888)	(218,193)
Property and land acquisitions		236	(9,969)
Property dispositions		3,712	117,225
Sale of marketable securities		–	13,300
Changes in non-cash investing working capital		931	24,677

Cash flow from investing activities		(163,009)	(72,960)

Effect of exchange rate changes on cash		(249)	1,782

Change in cash		567	2,747
Cash, beginning of period		2,036	2,990

Cash, end of period		$2,603	$5,737

See accompanying notes to the Condensed Consolidated Financial Statements

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NOTES

Notes to Condensed Consolidated Financial Statements
 (unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on May 7, 2015.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three months ended March 31, 2015, and the 2014 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2014. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2014.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) ACCOUNTS RECEIVABLE

($ thousands)	March 31, 2015	December 31, 2014

Accrued receivables	$111,005	$136,949
Accounts receivable – trade	37,113	41,618
Current income tax receivable	6,474	23,900
Allowance for doubtful accounts	(2,776)	(2,722)

Total accounts receivable	$151,816	$199,745

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at March 31, 2015 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value

Oil and natural gas properties	$13,084,358	$10,525,070	$2,559,288
Other capital assets	100,057	79,130	20,927

Total PP&E	$13,184,415	$10,604,200	$2,580,215

As at December 31, 2014 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value

Oil and natural gas properties	$12,478,953	$9,846,479	$2,632,474
Other capital assets	97,893	77,302	20,591

Total PP&E	$12,576,846	$9,923,781	$2,653,065

28      ENERPLUS 2015 Q1 REPORT

5) ASSET IMPAIRMENT

	Three months ended March 31
($ thousands)	2015	2014

Oil and natural gas properties	$267,611	$–

Impairment expense	$267,611	$–

For the three months ended March 31, 2015 non-cash impairment of $267.6 million was recorded in the United States cost centre due to lower 12-month average trailing crude oil prices. No impairments were recorded to the Canadian cost centre for the same period, and no impairments were recorded in either the United States or Canada cost centre for the period ending March 31, 2014.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from March 31, 2014 through March 31, 2015:

Period	WTI Crude Oil US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf

Q1 2015	$82.73	$1.14	$84.61	$3.88	$3.86
Q4 2014	94.99	1.09	94.84	4.30	4.60
Q3 2014	99.08	1.08	95.97	4.23	4.42
Q2 2014	100.27	1.06	98.28	4.08	4.05
Q1 2014	98.46	1.05	95.45	3.98	3.79

6) ACCOUNTS PAYABLE

($ thousands)	March 31, 2015	December 31, 2014

Accrued payables	$246,548	$239,773
Accounts payable – trade	90,989	111,233

Total accounts payable	$337,537	$351,006

7) DEBT

($ thousands)	March 31, 2015	December 31, 2014

Current:
Senior notes	$104,430	$98,933

	104,430	98,933

Long-term:
Bank credit facility	$125,737	$79,917
Senior notes	1,044,640	958,080

	1,170,377	1,037,997

Total debt	$1,274,807	$1,136,930

ENERPLUS 2015 Q1 REPORT      29

8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $295.2 million at March 31, 2015 compared to $288.7 million at December 31, 2014, based on a total undiscounted liability of $741.8 million and $730.9 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.89% (December 31, 2014 – 5.92%).

($ thousands)	Three months ended March 31, 2015	Year ended December 31, 2014

Balance, beginning of year	$288,692	$291,761
Change in estimates	5,755	4,378
Property acquisition and development activity	492	1,778
Dispositions	(40)	(4,313)
Settlements	(3,890)	(19,409)
Accretion expense	4,153	14,497

Balance, end of period	$295,162	$288,692

9) OIL AND NATURAL GAS SALES

	Three months ended March 31
($ thousands)	2015	2014

Oil and natural gas sales	$244,077	$495,024
Royalties(1)	(39,117)	(87,284)

Oil and natural gas sales, net of royalties	$204,960	$407,740

(1)
Royalties above do not include production taxes which are reported separately on the Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended March 31
($ thousands)	2015	2014

General and administrative expense	$21,435	$20,529
Share-based compensation expense	10,645	8,594

General and administrative expense	$32,080	$29,123

11) INTEREST EXPENSE

	Three months ended March 31
($ thousands)	2015	2014

Realized:
Interest on bank debt and senior notes	$16,793	$14,666
Unrealized:
Cross currency interest rate swap (gain)/loss	–	267
Amortization of debt issue costs	240	246

Interest expense	$17,033	$15,179

30      ENERPLUS 2015 Q1 REPORT

12) FOREIGN EXCHANGE

	Three months ended March 31
($ thousands)	2015	2014

Realized:
Foreign exchange (gain)/loss	$(35,574)	$50
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	88,014	10,987
Cross currency interest rate swap (gain)/loss	–	(1,245)
Foreign exchange derivatives (gain)/loss	51,762	(8,323)

Foreign exchange (gain)/loss	$104,202	$1,469

13) INCOME TAXES

	Three months ended March 31
($ thousands)	2015	2014

Current tax expense/(recovery)
Canada	$–	$(184)
United States	63	7,862

Current tax expense/(recovery)	63	7,678

Deferred tax expense/(recovery)
Canada	$(9,263)	$1,687
United States	(129,147)	22,816

Deferred tax expense/(recovery)	(138,410)	24,503

Income tax expense/(recovery)	$(138,347)	$32,181

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, foreign rate differentials for foreign operations, statutory and other rate differentials, the reversal or recognition of previously unrecognized deferred tax assets, non-taxable portions of capital gains and losses, and non-deductible share-based compensation.

14) SHAREHOLDERS' EQUITY

a) Share Capital

	Three months ended March 31		Year ended December 31

	2015		2014

Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount

Balance, beginning of year	205,732	$3,120,002	202,758	$3,061,839
Issued for cash:
Stock Option Plan	189	2,571	1,944	31,350
Non-cash:
Share-based compensation – settled	258	3,095	–	–
Stock Option Plan – exercised	–	227	–	4,978
Stock Dividend Plan(1)	–	–	1,030	21,835

Balance, end of period	206,179	$3,125,895	205,732	$3,120,002

(1)
Effective with the October, 2014 dividend, Enerplus suspended the Stock Dividend Plan.

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b) Dividends

	Three months ended March 31
($ thousands)	2015	2014

Cash dividends	$47,359	$42,154
Stock dividends(1)	–	12,781

Dividends to shareholders	$47,359	$54,935

(1)
Effective with the October 2014 dividend Enerplus suspended the Stock Dividend Plan.

c) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

	Three months ended March 31
($ thousands)	2015	2014

Cash:
Long-term incentive plans expense	$7,274	$6,864
Non-Cash:
Share-based compensation	4,970	2,952
Equity swap (gain)/loss	(1,599)	(1,222)

Share-based compensation expense	$10,645	$8,594

(i) Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants will continue to be settled in cash.

The following table summarizes the PSU, RSU and Director Share Unit ("DSU") activity for the three months ended March 31, 2015:

For the three months ended March 31, 2015	Cash-settled LTI Plans			Equity-settled LTI Plans
(thousands of units)	PSU	RSU	DSU	PSU	RSU	Total

Balance, beginning of year	406	398	122	510	775	2,211
Granted	–	–	77	907	1,333	2,317
Vested	–	(211)	–	–	(258)	(469)
Forfeited	(10)	(19)	–	(13)	(43)	(85)

Balance, end of period	396	168	199	1,404	1,807	3,974

Cash-settled LTI Plans

For three months ended March 31, 2015 the Company recorded cash share-based compensation expense of $7.3 million (2014 – $6.9 million). For the three months ended March 31, 2015, the Company made cash payments of $5.6 million related to its cash-settled plans (2014 – $11.5 million).

32      ENERPLUS 2015 Q1 REPORT

The following table summarizes the cumulative share-based compensation expense recognized to-date, which has been recorded to Accounts Payable on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to cash share-based compensation expense over the remaining vesting terms.

At March 31, 2015 ($ thousands, except for years)	PSU(1)	RSU	DSU	Total

Cumulative recognized share-based compensation expense	$10,316	$2,441	$3,089	$15,846
Unrecognized share-based compensation expense	2,472	574	–	3,046

Intrinsic value	$12,788	$3,015	$3,089	$18,892

Weighted-average remaining contractual term (years)	0.6	0.7	–

(1)
Includes estimated performance multipliers.

Equity-settled LTI Plans

For the three months ended March 31, 2015 the Company recorded non-cash share-based compensation expense of $5.0 million (2014 – $3.0 million).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At March 31, 2015 ($ thousands, except for years)	PSU(1)	RSU	Total

Cumulative recognized share-based compensation expense	$3,820	$10,109	$13,929
Unrecognized share-based compensation expense	20,204	18,342	38,546

Fair value	$24,024	$28,451	$52,475

Weighted-average remaining contractual term (years)	2.5	1.8

(1)
Includes estimated performance multipliers.

(ii) Stock Option Plan

The Company did not grant any stock options for the three months ended March 31, 2015. The following table summarizes the stock option plan activity for the period ended March 31, 2015:

Period ended March 31, 2015	Number of Options (thousands)	Weighted Average Exercise Price

Options outstanding, beginning of year	10,368	$18.65
Granted	–	–
Exercised	(189)	13.71
Forfeited	(388)	19.98

Options outstanding, end of period	9,791	$18.70

Options exercisable, end of period	7,764	$19.95

At March 31, 2015, 7,764,000 options were exercisable at a weighted average reduced exercise price of $19.95 with a weighted average remaining contractual term of 3.9 years, giving an aggregate intrinsic value of nil (2014 – $20.3 million). The intrinsic value of options exercised for the period ended March 31, 2015 was $0.1 million (2014 – $2.9 million).

At March 31, 2015 the total share-based compensation expense related to non-vested options not yet recognized was $0.6 million. The expense is expected to be recognized in net income over a weighted-average period of 0.9 years.

ENERPLUS 2015 Q1 REPORT      33

d) Paid-in Capital

The following table summarizes the paid-in capital activity for the three months ended March 31, 2015 and the year ended December 31, 2014:

($ thousands)	Three months ended March 31, 2015	Year ended December 31, 2014

Balance, beginning of year	$46,906	$38,398
Share-based compensation – settled	(3,095)	–
Stock Option Plan – exercised	(227)	(4,978)
Share-based compensation – non-cash	4,970	13,486

Balance, end of period	$48,554	$46,906

e) Basic and Diluted Earnings Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended March 31
(thousands, except per share amounts)	2015	2014

Net income/(loss)	$(293,206)	$40,037
Weighted average shares outstanding – Basic	205,845	203,178
Dilutive impact of share-based compensation(1)	–	2,700

Weighted average shares outstanding – Diluted	205,845	205,878

Net income/(loss) per share
Basic	$(1.42)	$0.20
Diluted(1)	(1.42)	0.19

(1)
For the three months ended March 31, 2015 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At March 31, 2015, the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At March 31, 2015 senior notes included in long-term debt had a carrying value of $1,170.4 million and a fair value of $1,276.2 million (December 31, 2014 – $1,038.0 million and $1,150.0 million, respectively).

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three months ended March 31, 2015 and 2014:

Gain/(Loss) ($ thousands)	March 31, 2015	March 31, 2014	Income Statement Presentation

Cross Currency Interest Rate Swap:
Interest	$–	$(267)	Interest expense
Foreign Exchange	–	1,245	Foreign exchange
Foreign Exchange Derivatives	(51,762)	8,323	Foreign exchange
Electricity Swaps	(927)	(46)	Operating expense
Equity Swaps	1,599	1,222	General and administrative expense
Commodity Derivative Instruments:
Oil	(35,959)	(9,393)	Commodity derivative
Gas	(450)	(7,893)	instruments

Total	$(87,499)	$(6,809)

34      ENERPLUS 2015 Q1 REPORT

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended March 31
($ thousands)	2015	2014

Change in fair value gain/(loss)	$(36,409)	$(17,286)
Net realized cash gain/(loss)	86,807	(15,311)

Commodity derivative instruments gain/(loss)	$50,398	$(32,597)

The following table summarizes the fair values at the respective period ends:

	March 31, 2015		December 31, 2014
	Assets	Liabilities	Assets		Liabilities
($ thousands)	Current	Current	Current	Long-term	Current	Long-term

Foreign Exchange Derivatives	$2,700	$32,615	$1,616	$28,665	$8,434	$–
Electricity Swaps	–	2,295	–	–	1,368	–
Equity Swaps	–	1,821	–	–	1,024	2,396
Commodity Derivative Instruments:
Oil	131,228	–	167,187	–	–	–
Gas	48,785	–	46,903	2,332	–	–

Total	$182,713	$36,731	$215,706	$30,997	$10,826	$2,396

c) Risk Management

(i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

ENERPLUS 2015 Q1 REPORT      35

The following tables summarize Enerplus' price risk management positions at May 5, 2015:

Crude Oil Instruments:

Instrument Type(1)	bbls/day	US$/bbl

April 1, 2015 – April 30, 2015
WTI Swap	17,500	88.85
WCS Differential Swap	4,000	(18.24)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
May 1, 2015 – May 31, 2015
WTI Swap	17,500	89.18
WCS Differential Swap	4,000	(18.24)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
Jun 1, 2015 – Jun 30, 2015
WTI Swap	15,500	93.58
WCS Differential Swap	4,000	(18.24)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
Jul 1, 2015 – Dec 31, 2015
WTI Swap	8,000	93.86
WCS Differential Swap	3,000	(17.85)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
Jan 1, 2016 – Dec 31, 2016
WTI Swap	2,000	65.50
WTI Purchased Put	6,000	65.00
WTI Sold Put	6,000	50.00
WTI Sold Call	6,000	80.00

(1)
Transactions with a common term have been aggregated and presented at weighted average price/bbl.

Natural Gas Instruments:

Instrument Type	MMcf/day	US$/Mcf

Apr 1, 2015 – Jun 30, 2015
NYMEX Swap	110.0	3.98
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Jul 1, 2015 – Sep 30, 2015
NYMEX Swap	135.0	3.83
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Oct 1, 2015 – Oct 31, 2015
NYMEX Swap	115.0	3.85
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Nov 1, 2015 – Dec 31, 2015
NYMEX Swap	95.0	4.04
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00

36      ENERPLUS 2015 Q1 REPORT

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh

Apr 1, 2015 – Dec 31, 2015
AESO Power Swap	16.0	48.30
Jan 1, 2016 – Dec 31, 2016
AESO Power Swap	12.0	47.00

(1)
Alberta Electrical System Operator ("AESO") fixed pricing.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages currency risk relating to its senior notes through the derivative instruments detailed below.

Foreign Exchange Derivatives:

During 2014, Enerplus entered into foreign exchange collars to hedge a portion of its foreign exchange exposure on U.S. dollar denominated oil and gas sales. The following contracts are outstanding at May 5, 2015:

Instrument Type(1)	Monthly Notional Amount (US$ millions)	Floor	Ceiling	Conditional Ceiling(2)

Apr 1, 2015 – Dec 31, 2015	24.0	1.1088	1.1845	1.1263

(1)
Transactions with a common term have been aggregated and presented at average USD/CDN foreign exchange rates.
(2)
If the USD/CDN average monthly rate settles above the ceiling rate the settlement amount is determined based on the conditional ceiling.

During 2007 Enerplus entered into foreign exchange swaps on US$54.0 million of notional debt at an average US$/CDN$ exchange rate of 1.02. The remaining $10.8 million notional amount under the swap matures in October 2015 in conjunction with the final principal repayment on the US$54.0 million senior notes.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. During the quarter, Enerplus unwound these swaps and recognized a gain of $39.9 million and an offsetting non-cash loss of $27.6 million which have been included in foreign exchange gain/loss on the Consolidated Statements of Income/(Loss).

Interest Rate Risk:

At March 31, 2015, approximately 90% of Enerplus' debt was based on fixed interest rates and 10% was based on floating interest rates. At March 31, 2015 Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2015 and 2017 and has effectively fixed the future settlement cost on 630,000 shares at a weighted average price of $15.82 per share.

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

ENERPLUS 2015 Q1 REPORT      37

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2015 approximately 73% of Enerplus' marketing receivables were with companies considered investment grade.

At March 31, 2015 approximately $7.4 million or 5% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at March 31, 2015 was $2.8 million (December 31, 2014 – $2.7 million).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

At March 31, 2015, Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

16) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

($ thousands)	Three months ended, March 31, 2015	Three months ended March 31, 2014

Accounts receivable	$47,966	$(37,424)
Other current assets	(4,798)	923
Accounts payable	(17,346)	(39,309)

	$25,822	$(75,810)

b) Supplementary Cash Flow Information

($ thousands)	Three months ended, March 31, 2015	Three months ended, March 31, 2014

Income taxes paid/(received)	$(19,344)	$(134)
Interest paid	$6,482	$2,383

18) SUBSEQUENT EVENT

Subsequent to March 31, 2015 Enerplus closed non-core asset dispositions for proceeds of $185.8 million, after closing adjustments.

38      ENERPLUS 2015 Q1 REPORT

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  Exhibit 99.2